

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 16, 2024

Steven Dunn
President and Chief Executive Officer
abrdn Platinum ETF Trust
c/o abrdn ETFs Sponsor LLC
1900 Market Street, Suite 20
Philadelphia, PA 19103

> **Re: abrdn Platinum ETF Trust**
> **Registration Statement on Form S-3**
> **Filed January 12, 2024**
> **File No. 333-276490**

Dear Steven Dunn:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eric Envall at 202-551-3234 with any questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Kyle Whiteman